GENCO CONTINUES TO PROFIT FROM SILVER

May 30, 2006 – Vancouver, B.C., Canada – Wayne Moorhouse, VP of Finance, Genco Resources Ltd. [TSX Venture Exchange: GGC], is pleased to announce Genco’s financial quarter ended March 31, 2006. Genco (the Company) had another successful quarter reporting a profit from its expanding silver mining operations of $868,031 and net income of $32,797. The Company remains one of the few junior silver producers that deliver positive net income for their shareholders.

The following table contains selected highlights from the Company’s consolidated statement of operations for the three month periods ended March 31, 2006 and March 31, 2005.

	March 31, 2006	March 31, 2005
	$	$
Total revenue	2,325,476	1,828,993
Operating profit	868,031	722,709
General and administrative costs	(394,409)	(375,967)
Income (loss) before other items	473,622	346,742
Other income (expense)	(440,825)	(15,186)
Net income (loss)	32,797	331,556
Net income (loss) per-share	0.00	0.02

Genco’s revenue for the quarter ending March 31, 2006 increased by 27% or $496,483 and the Company’s operating profit for the quarter increased by 20% or $145,322. This increase in both revenue and operating profits for the quarter are a direct result of an 18% increase in production at La Guitarra Mine, coupled with higher realized prices for both silver and gold in the quarter ended March 31, 2006.

With planned production increases in 2006, record prices for precious metals, and mining properties with exceptional upside potential, Genco is well positioned to deliver profits and shareholder value.

See attached balance sheet and income statement for more information. Full financial statements are available on SEDAR at http://www.sedar.com and on Genco’s website at www.gencoresources.com.

For further information: 604-682-2205

E-mail:gencoinfo@telus.net

Exhibit “A”

GENCO RESOURCES LTD.

Consolidated Balance Sheet

As at March 31, 2006

(Expressed in Canadian dollars)                        Unaudited – Prepared by Management

	March 31,	December 31,
	2006	2005
	$	$

Assets
Current Assets
Cash	1,936,916	724,757
Accounts receivable	1,154,203	1,046,426
Inventory (Note 4)	610,603	577,972
Prepaid Pre-paid expenses and deposits	63,213	50,584
	3,764,935	2,399,739

Mineral property interests (Note 5)	43,600	43,475

Capital Assets
Property, plant and equipment (Note 7)	12,806,911	12,462,268

Total Assets	$ 16,615,446	$ 14,905,482

Liabilities
Current Liabilities
Accounts payable and accrued liabilities	432,150	733,919
Other accounts payable and VAT	232,763	114,043
Current portion of long term debt (Note 9)	583,550	582,950
Taxes payable	90,524	–
	1,338,987	1,430,912

Long Term Liabilities
Long term debt (Note 9)	2,476,965	2,437,939
Deferred income tax	122,202	122,202
Asset retirement obligation (Note 10)	201,693	198,542
	2,800,860	2,758,683

Total Liabilities	4,139,847	4,189,595

Shareholders’ Equity
Share capital (Note 11)	18,083,691	16,356,776
Deficit, per Exhibit “B”	(5,608,092)	(5,640,889)
	12,475,599	10,715,887
	$ 16,615,446	$ 14,905,482

Approved by the Board of Directors

“Robert Gardner”	ROBERT GARDNER	“Jim McDonald”	JIM MCDONALD
SIGN (TYPED)	NAME OF DIRECTOR	SIGN (TYPED)	NAME OF DIRECTOR

Exhibit “B”

GENCO RESOURCES LTD.

Consolidated Statement of Operations and Deficit

For the Period Ended March 31, 2006

(Expressed in Canadian dollars)                        Unaudited – Prepared by Management

	3 Months Ended	3 Months Ended
	March 31, 2006	March 31, 2005
	$	$
		(Restated)
Revenue	2,325,476	1,828,993
Cost of Sales	1,457,445	1,106,284
Gross Income	868,031	722,709

Operating expenses
Accounting and legal	22,220	24,339
Advertising and promotion	67,998	20,477
Amortization and accretion	9,656	9,565
Consulting fees	5,199	46,860
Foreign exchange	467	(51,610)
Insurance	8,210	8,262
Interest and bank charges	451	1,267
Management fees	96,000	96,000
Office and miscellaneous	15,816	37,403
Regulatory fees	17,030	9,722
Rent	16,099	23,161
Telephone	3,958	2,861
Travel	70,787	102,240
Wages and benefits	60,518	45,420
Total operating expenses	394,409	375,967

Income (loss) before other items	473,622	346,742

Other income (expenses)
Accretion on long term debt	(31,289)	(35,670)
Interest and other income	18,139	25,754
Stock compensation expense (Note 11)	(427,675)	(5,270)
	(440,825)	(15,186)

Income (loss) before taxes	32,797	331,556

Net Income (loss)	32,797	331,556
Deficit, beginning	(5,640,889)	(6,359,967)
Deficit, ending, to Exhibit “A”	(5,608,092)	(6,028,411)

Basic and diluted earnings (loss) per share	$ 0.00	$ 0.02
Weighted average common shares outstanding - Basic	26,820,377	21,994,072
Weighted average common shares outstanding - Diluted	30,556,617	22,047,681

Exhibit “C”

GENCO RESOURCES LTD.

Consolidated Statement of Cash Flows

For the Period Ended March 31, 2006

(Expressed in Canadian dollars)                          Unaudited – Prepared by Management

	3 Months Ended	3 Months Ended
	March 31,	March 31,
	2006	2005
	$	$
		(Restated)
Cash flows from operating activities
Net income (loss) for the period	32,797	331,556
Adjustments for:
Accretion on long term debt	(31,289)	35,670
Amortization	139,909	65,003
Asset retirement obligation	3,151	3,577
Stock compensation expense	427,675	5,270
Stock issuance	–	113,000
	572,243	554,076

(Increase) decrease in accounts receivable	(107,777)	(387,259)
(Increase) decrease in inventory	(32,631)	(22,035)
(Increase) decrease in prepaid expense	(12,629)	(73,296)
Increase (decrease) in accounts payable	(301,769)	(553,307)
Increase (decrease) in other accounts payable	118,720	(84,733)
Increase in taxes payable and other	90,524	50,833
Change in non-cash working capital	(245,562)	(1,069,797)

Cash used in (from) operations	326,681	(515,721)

Cash flows from investing activities
Deferred exploration and development	(442,104)	(488,911)
Mineral properties	(125)	–
Purchase of fixed assets	(42,449)	(1,909)
	(484,678)	(490,820)

Cash flows from financing activities
Increase (decrease) in long term debt	39,626
Shares issued for cash (less costs)	1,299,240	3,332,091
	1,338,866	3,332,091

Foreign exchange translation	31,290	–

(Decrease) increase in cash flows	1,212,159	2,270,364

Cash - beginning of period	724,757	–

Cash – end of period	$ 1,936,916	$ 2,270,364

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